# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001228865
Persons authorized to receive notices and communications: Leon O. Moulder, Jr., c/o Zenas BioPharma, Inc., 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451, 857-271-2954

## Reporting persons
- Leon O. Moulder, Jr. (CIK 0001228865): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,266,954; shared voting power 1,762,967; sole dispositive power 1,266,954; shared dispositive power 1,762,967; aggregate amount beneficially owned 3,029,921 (4.794% of the class)
  Comment: (1) Rows 7 & 9: Consists of (i) 423,155 shares of common stock held directly by Mr. Moulder, and (ii) 843,799 shares of common stock underlying outstanding stock options exercisable within 60 days of the date of March 31, 2026.
  
  (2) Rows 8 & 10: Consists of (i) 1,726,039 shares of common stock held by Tellus BioVentures, LLC ("Tellus") and (ii) 36,928 shares of common stock held by Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008 (the "Trust"). Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus, and Mr. Moulder is a trustee of the Trust and may be deemed to have sole voting and dispositive power of the shares held by the Trust.
  
  (3) Row 11: Consists of (i) 423,155 shares of common stock held directly by Mr. Moulder, (ii) 843,799 shares of common stock underlying outstanding stock options exercisable within 60 days of March 31, 2026, (iii) 1,726,039 shares of common stock held by Tellus and (iv) 36,928 shares of common stock held by the Trust. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus, and Mr. Moulder is a trustee of the Trust and may be deemed to have sole voting and dispositive power of the shares held by the Trust.
  
  (4) Row 13: Calculated based on 57,361,260 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the "Commission") on March 16, 2026 (the "2025 10-K"), plus (i) 5,000,000 shares of common stock issued by the Issuer in a registered public offering on March 31, 2026 (the "Equity Offering Shares"), as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on March 31, 2026 and (ii) the 843,799 shares of common stock issuable upon the exercise of the options held by Mr. Moulder that are exercisable within 60 days of March 31, 2026.
- Tellus BioVentures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,726,039; sole dispositive power 0; shared dispositive power 1,726,039; aggregate amount beneficially owned 1,726,039 (2.77% of the class)
  Comment: (1) Rows 8, 10 & 11: Consists of 1,726,039 shares of common stock held of record by Tellus. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus.
  
  (2) Row 13: Calculated based on 57,361,260 shares of Common Stock outstanding, as reported by the Issuer in the 2025 10-K, plus the Equity Offering Shares.
- Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,928; sole dispositive power 0; shared dispositive power 36,928; aggregate amount beneficially owned 36,928 (0.06% of the class)
  Comment: (1) Rows 8, 10 & 11: Consists of 36,928 shares of common stock held of record by Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008 (the "Trust"). Mr. Moulder is a Trustee of the Trust and may be deemed to have sole voting and dispositive power over the shares held by the Trust.
  
  (2) Row 13: Calculated based on 57,361,260 shares of Common Stock outstanding, as reported by the Issuer in the 2025 10-K, plus the Equity Offering Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D initially filed by Mr. Moulder, Tellus and the Trust on January 14, 2026 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is filed with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), of Zenas BioPharma, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 852 Winter Street, Suite 250, Waltham, MA 02451.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end of Item 3:

On February 2, 2026, Mr. Moulder purchased 57,000 shares of Common Stock in multiple open-market transactions at prices per share ranging from $17.69 to $18.14, inclusive.

Between March 30, 2026 and March 31, 2026, Tellus purchased 54,000 shares of Common Stock in multiple open-market transactions at prices per share ranging from $18.195 to $19.58, inclusive.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, no Reporting Person has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 31, 2026

## Signatures
- Leon O. Moulder, Jr.: /s/ Leon O. Moulder, Jr., Leon O. Moulder, Jr. (04/02/2026)
- Tellus BioVentures, LLC: /s / Leon O. Moulder, Jr., Leon O. Moulder, Jr., Managing Member (04/02/2026)
- Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008: /s / Leon O. Moulder, Jr., Leon O. Moulder, Jr., Trustee (04/02/2026)